TransAlta’s Wabamun plant resumes operations

CALGARY, Alberta (September 12, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced that its Wabamun unit four power plant has resumed full operations following the successful implementation of its return to service plan. The 279 MW plant resumed full operations on September 11, 2005.

“Thanks to the hard work and diligence of our employees, we were able to safely bring this power plant back into service,” said Steve Snyder, TransAlta president and CEO. “During the restart activities, TransAlta employees worked closely with Alberta Environment, CN, key stakeholders and consultants to ensure that our activities were well coordinated with the cleanup efforts at Lake Wabamun.”

TransAlta was forced to shut down the plant on August 3, 2005 due to the CN train derailment and resulting oil spill into Lake Wabamun, Alberta. After the shutdown, TransAlta monitored the situation in consultation with regulators and CN to determine when it was appropriate to return the Wabamun plant to service.

TransAlta estimates operating income has been adversely impacted by $15 million to $18 million to date as a result of the shut down.  TransAlta is seeking recovery for all losses from those responsible.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

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Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com